          November 29, 2005
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:	DCP Midstream Partners, LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333- 128378)
Ladies and Gentlemen:
     As Representatives of the underwriters of the Partnership’s proposed public offering of up to 10,350,000 Common Units representing Limited Partner Interests, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on December 1, 2005, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated November 23, 2005 through the date hereof:
     Preliminary Prospectus dated November 23, 2005:
     32,253 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, LEHMAN BROTHERS INC. CITIGROUP GLOBAL MARKETS INC. As Representatives of the several Underwriters BY: LEHMAN BROTHERS INC.
By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President